AHA 3/16/2004

SECURITIES AND EXCHANGE COMMISSION 04002051
Washington, D.C. 20549

cm 3/18

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 24 2004

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FINANCIAL GOAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Creekside Drive
(No. and Street)

Rancho Mirage (City) California (State) 92770 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel E. Kocen (760) 324-1875
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255 (Address) Long Beach (City) California (State) 90803 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, Joel E. Kocen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Goal Securities, Incorporated, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DORA J. WESTCOTT
Commission # 1316459
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2005

[signature]
Signature

Joel E. Kocen, President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds
An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Financial Goal Securities, Inc.
Palm Springs, California

We have audited the accompanying statement of financial condition of Financial Goal Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Goal Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
January 9, 2004

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash in bank		$ 13,132
Advances to officers		8,889
Prepaid fidelity bond		1,198
Prepaid auto lease		8,868
Deposit - CRD		736
Property and equipment, net of accumulated depreciation of $54,059		170,906
Total assets		$ 203,729

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Income taxes payable		$ 1,600
Deferred income taxes payable		3,000
Total liabilities		4,600
Commitments		-
Stockholders' equity:		
Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 10,000 shares	$ 10,000	
Additional paid-in capital	97,511	
Retained earnings	91,618	
Total stockholders' equity		199,129
Total liabilities and stockholders' equity		$ 203,729

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2003

Revenues:		
Concessions - DPP		$ 553,056
Due diligence fees		9,895
Interest and other		134
Total revenues		563,085
Operating expenses:		
Salaries, commissions and employee benefits	$ 387,750	
Professional consulting	9,456	
Rent	12,000	
Payroll taxes	14,095	
Auto expenses	37,637	
Insurance	9,804	
Travel	14,245	
Legal and accounting	6,455	
NASD assessments	5,541	
SIPC assessment	150	
Fidelity bond expense	334	
Computer maintenance	2,538	
Office supplies and expenses	2,305	
Business development	4,312	
Depreciation	12,554	
Telephone	3,965	
Utilities	4,200	
Maintenance and repairs	3,981	
Postage and delivery	1,299	
Conferences and seminars	534	
Meals and entertainment	9,900	
Janitorial	496	
Other general and administrative	3,877	
Loss on disposal of assets	2,257	
Total expenses		549,685
Income before income taxes		13,400
Income taxes		(5,400)
Net income		$ 8,000

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 10,000	97,511	83,618	191,129
Net income for the year ended December 31, 2003	-	-	8,000	8,000
Balance at end of year	$ 10,000	97,511	91,618	199,129

The accompanying notes are an integral part of this financial statement.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income		$ 8,000
Adjustments to reconcile net income to net cash provided from operating activities:		
Loss on disposal of assets	$ 2,257	
Depreciation	12,554	
Increase in prepaid auto lease costs	(8,867)	
Decrease in concessions receivable	9,138	
Decrease in advances	663	
Decrease in income taxes payable	(5,150)	
Increase in deferred taxes payable	3,000	
Increase in deposits - CRD	(585)	
Increase in prepaid expenses	(973)	
Total adjustments		12,037
Net cash flows provided by operating activities		20,037
Cash flows from investing activities:		
Purchase of equipment	(74,279)	
Net cash flows used for investing activities		(74,279)
Cash flows from financing activities		-
Net decrease in cash		(54,242)
Cash at beginning of year		67,374
Cash at end of year		$ 13,132

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 10,657
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in Rancho Mirage, California, with one branch office in Palm Springs, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's business consists of public and private placements of equity securities, debt securities, mortgage debt, secured notes, lease participations, and deeds of trust.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Property and Equipment

Property and equipment consists of the following components as of December 31, 2003:

Furniture and fixtures	$ 47,869
Computer equipment	19,358
Building improvements	90,738
Vehicles	67,000
	224,965
Less accumulated depreciation	(54,059)
Net property and equipment	$ 170,906

Depreciation of property and equipment is provided for on the straight-line method over the estimated useful lives of the assets, ranging from three to thirty-nine years.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	California	Total
Current	$ -	$ 2,400	$ 2,400
Deferred	3,000	-	3,000
Total	$ 3,000	$ 2,400	$ 5,400

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. The deferred tax liability at December 31, 2003, consisted primarily of differences related to the timing of the recognition of depreciation of property and equipment.

(3) DEFINED BENEFIT PENSION PLAN

During the year, the Company terminated its profit sharing pension plan which covered substantially all employees. All assets of the plan were distributed to the beneficiaries. No contributions were made to the profit sharing plan for 2003.

(4) COMMITMENTS

The Company presently occupies facilities on a one-year lease expiring December 31, 2004, which provides for monthly lease payments of $1,000. The lease provides for annual renewals at rates to be negotiated.

(4) COMMITMENTS, Continued

The Company has also entered into an operating lease agreement with a financing company for an automobile. The lease term expires in May 2005 and calls for payments as follows:

Year Ending December 31	Amount
2004	$ 11,248
2005	4,636
	$ 15,884

(5) CONTINGENCY

The Company is involved in an NASD arbitration dispute with a customer who alleges damages related to several investment purchases. The Company has answered all allegations and has filed a motion to dismiss the action. The Company believes the claims to be without merit and is vigorously defending its position. The amount of potential loss, if any, cannot be determined at this time.

(6) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2003, the net capital was $11,532 which exceeded the required minimum capital by $6,532. The aggregate indebtedness to net capital ratio was less than .14 to 1.

FINANCIAL GOAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

Total equity from statement of financial condition		$ 199,129
Add back deferred taxes		3,000
Less non-allowable assets:		
Prepaid auto lease	$ 8,868	
Prepaid fidelity bond	1,198	
Net property and equipment	170,906	
Officer advances	8,889	
Deposit - CRD	736	(190,597)
Net capital		$ 11,532

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 6,532

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 1,600
Ratio of aggregate indebtedness to net capital	.14 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Financial Goal Securities, Inc.
Palm Springs, California

In planning and performing our audit of the financial statements and supplemental schedules of Financial Goal Securities, Inc. for the year ended December 31, 2003, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Long Beach, California
January 9, 2004